

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 28, 2009

<u>Via U.S. Mail and Facsimile</u>

Ken Eickerman
Chief Financial Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, WA 99206
Fax: 509-891-8901

> **Re:** **Revett Minerals Inc.**
> **Form 10**
> **Filed March 12, 2008**
> **File No. 0-52730**

Dear Mr. Orchow:

     We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         H. Roger Schwall
                         Assistant Director